

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

Dr. Peng Jiang
Chief Executive Officer
Brilliant Acquisition Corp
99 Dan Ba Road, C-9, Putuo District
Shanghai, Peoples Republic of China

>   **Re: Brilliant Acquisition Corp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 16, 2023**
>   **File No. 001-39341**

Dear Dr. Peng Jiang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Giovanni Caruso